EXHIBIT B

STATEMENT OF FINANCIAL PERFORMANCE		3 Months Ended		12 Months Ended
	Note	June 30,		June 30,
		2003	2002	2003	2002
		US $ Millions (except per ADR amounts)

Sales revenue	1	$4,592	$3,829	$17,474	$15,195
Operating expenses		4,022	3,377	14,942	13,340

Operating income	1	570	452	2,532	1,855

Net profit (loss) from associated entities		190	(110)	(52)	(751)

Borrowing costs		(149)	(184)	(583)	(676)
Interest income		38	54	122	152

Net borrowing costs		(111)	(130)	(461)	(524)
Dividend on exchangeable securities		(17)	(12)	(55)	(49)
Other items before income tax, net		(165)	(1,892)	(222)	(6,271)

Profit (loss) from ordinary activities before income tax		467	(1,692)	1,742	(5,740)

Income tax expense on:
Ordinary activities before other items		(132)	(64)	(577)	(335)
Other items		91	44	125	(8)

Net income tax expense		(41)	(20)	(452)	(343)

Net profit (loss) from ordinary activities after tax		426	(1,712)	1,290	(6,083)
Net profit attributable to outside equity interests		(56)	(30)	(244)	(182)

Net Profit (Loss) Attributable to Members of the Parent Entity		$370	$(1,742)	$1,046	$(6,265)

Net exchange gains recognized directly in equity		749	513	1,001	565
Other items recognized directly in equity		—	—	86	(140)

Total change in equity other than those resulting from transactions with owners as owners		$1,119	$(1,229)	$2,133	$(5,840)

Diluted earnings per ADR on net profit (loss) attributable to members of the parent entity
Ordinary ADRs		$0.25	$(1.26)	$0.71	$(4.55)
Preferred limited voting ordinary ADRs		$0.30	$(1.51)	$0.85	$(5.46)
Ordinary and preferred limited voting ordinary ADRs		$0.28	$(1.40)	$0.79	$(5.09)

STATEMENT OF FINANCIAL POSITION	June 30,	June 30,
	2003	2002
ASSETS	US $ Millions

Current Assets
Cash	$4,477	$3,574
Receivables	3,784	3,276
Inventories	1,282	1,091
Other	321	319

Total Current Assets	9,864	8,260

Non-Current Assets
Cash on deposit	463	—
Receivables	809	449
Investments in associated entities	3,667	3,878
Other investments	793	966
Inventories	2,723	2,387
Property, plant and equipment	4,180	3,762
Publishing rights, titles and television licenses	21,719	19,936
Goodwill	250	257
Other	495	398

Total Non-Current Assets	35,099	32,033

Total Assets	$44,963	$40,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$22	$1,047
Payables	5,507	4,553
Tax liabilities	474	478
Provisions	171	129

Total Current Liabilities	6,174	6,207

Non-Current Liabilities
Interest bearing liabilities	8,227	7,662
Payables	2,353	2,286
Tax liabilities	442	245
Provisions	685	679

Total Non-Current Liabilities Excluding Exchangeable Securities	11,707	10,872

Exchangeable securities	1,383	953

Total Liabilities	19,264	18,032
Shareholders’ Equity
Contributed equity	17,262	17,137
Reserves	1,685	530
Retained profits	2,506	1,843

Shareholders’ equity attributable to members of the parent entity	21,453	19,510
Outside equity interests in controlled entities	4,246	2,751

Total Shareholders’ Equity	25,699	22,261

Total Liabilities and Shareholders’ Equity	$44,963	$40,293

STATEMENT OF CASH FLOWS	12 Months Ended June 30,
	2003	2002
Operating activity	US $ Millions

Net profit (loss) attributable to members of the parent entity	$1,046	$(6,265)
Adjustment for non-cash and non-operating activities:
Equity earnings, net	113	203
Outside equity interest	246	146
Depreciation and amortization	453	392
Other items, net	54	6,901
Change in assets and liabilities:
Receivables	(371)	(9)
Inventories	(137)	347
Payables	(180)	(193)
Tax liabilities and provisions	409	213

Cash provided by operating activity	1,633	1,735

Investing and other activity
Property, plant and equipment	(366)	(285)
Acquisitions, net of cash acquired	(427)	(999)
Investments in associated entities	(527)	(531)
Other investments	(96)	(376)
Repayment of loan by associate	96	—
Proceeds from sale of non-current assets	111	2,416

Cash (used in) provided by investing activity	(1,209)	225

Financing activity
Issuance of debt and exchangeable securities	2,105	—
Repayment of debt and exchangeable securities	(2,438)	(1,230)
Cash on deposit	(463)	—
Issuance of shares	1,279	75
Dividends paid	(181)	(158)
Leasing and other finance costs	—	(4)

Cash provided by (used in) financing activity	302	(1,317)
Net increase in cash	726	643
Opening cash balance	3,574	2,842
Exchange movement on opening balance	177	89

Closing cash balance	$4,477	$3,574

Note 1 – SEGMENT DATA	3 Months Ended June 30,		12 Months Ended June 30,
BY GEOGRAPHIC AREAS	2003	2002	2003	2002
	US $ Millions		US $ Millions

Revenues
United States	$3,308	$2,909	$13,237	$11,623
Europe	884	585	2,772	2,314
Australasia	400	335	1,465	1,258

	$4,592	$3,829	$17,474	$15,195

Operating Income
United States	$474	$299	$2,064	$1,311
Europe	39	106	280	419
Australasia	57	47	188	125

	$570	$452	$2,532	$1,855

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$1,103	$927	$4,486	$4,040
Television	1,170	1,071	4,763	4,274
Cable Network Programming	669	564	2,270	1,869
Direct Broadcast Satellite Television*	220	—	220	—
Magazines and Inserts	250	229	923	864
Newspapers	738	624	2,718	2,411
Book Publishing	242	234	1,162	1,078
Other	200	180	932	659

	$4,592	$3,829	$17,474	$15,195

Operating Income
Filmed Entertainment	$85	$75	$641	$473
Television	291	179	851	458
Cable Network Programming	96	34	430	199
Direct Broadcast Satellite Television*	(68)	—	(68)	—
Magazines and Inserts	70	64	256	235
Newspapers	126	117	400	430
Book Publishing	4	13	133	118
Other	(34)	(30)	(111)	(58)

	$570	$452	$2,532	$1,855

*	New segment reflecting the results of SKY Italia from May 1, 2003.